SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 7)

RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONOMAWEST HOLDINGS, INC.
(Name of the Issuer)

STAPLETON ACQUISITION COMPANY
CRAIG R. STAPLETON
DOROTHY W. STAPLETON
WALKER R. STAPLETON
WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

Craig R. Stapleton
President
Stapleton Acquisition Company
135 East Putnam Avenue
Greenwich, CT 06830
(203) 622-1382

Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-7514

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee+
$6,522,590.70	$757.27
*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of SonomaWest Holdings, Inc. not owned by Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), at a purchase price of $10.05 per Share, net to the seller in cash. On March 30, 2011, 1,251,367 Shares were outstanding, of which 602,353 are collectively owned by the Stapleton Group. Accordingly, this calculation assumes the purchase of 649,014 Shares.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011 issued by the Securities and Exchange Commission, equals $116.10 per million dollars of transaction value.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $757.27
Form or Registration No.:  Schedule TO-T/Schedule 13E-3 (File No. 005-34214)
Filing Parties:  Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust
Date Filed:  April 1, 2011

This Amendment No. 7 amends and supplements the Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on April 1, 2011, as amended and supplemented by Amendment No. 1 to the Rule 13E-3 Transaction Statement filed under cover of Schedule TO on April 15, 2011, Amendment No. 2 to the Rule 13E-3 Transaction Statement filed under cover of Schedule TO on May 2, 2011, Amendment No. 3 to the Rule 13E-3 Transaction Statement filed under cover of Schedule TO on May 9, 2011, Amendment No. 4 to the Rule 13E-3 Transaction Statement filed under cover of Schedule TO on May 16, 2011, Amendment No. 5 to the Rule 13E-3 Transaction Statement filed on May 20, 2011 and Amendment No. 6 to the Rule 13E-3 Transaction Statement filed on June 3, 2011 (as so amended, the “Schedule 13E-3” or “Transaction Statement”), by Stapleton Acquisition Company, a Delaware corporation (“SAC”), Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust, relating to the offer by SAC to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of SonomaWest Holdings, Inc., a Delaware corporation (“SonomaWest”), not owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2011, as amended (the “Offer to Purchase”), and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13E-3.

This Transaction Statement also relates to the Agreement and Plan of Merger, dated as of May 10, 2011, by and between SAC and SonomaWest (the “Merger Agreement”). The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251 of the General Corporation Law of the State of Delaware, SAC will merge with and into SonomaWest (the “Merger”), the separate corporate existence of SAC shall thereupon cease and SonomaWest shall continue as the surviving corporation in the Merger. Upon completion of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares owned by SAC or SonomaWest, or by stockholders who have perfected appraisal rights, will be converted into the right to receive an amount in cash equal to $10.05, without interest (the “Merger Consideration”)

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

Item 15.  Additional Information

Item 1011(b) of Regulation M-A

Item 15 of the Transaction Statement is hereby amended and supplemented by adding the following text:

“On June 23, 2011, SonomaWest filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective at 10:02 a.m. EDT on June 23, 2011. As a result of the Merger, (i) SAC was merged with and into SonomaWest, with SonomaWest continuing as the surviving corporation, and (ii) each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares owned by SAC or SonomaWest, or by stockholders who had perfected appraisal rights, was cancelled and converted into the right to receive an amount in cash equal to $10.05, without interest.”

SIGNATURE

After due inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 24, 2011	STAPLETON ACQUISITION COMPANY

		By:	/s/ Craig R. Stapleton
		Name:	Craig R. Stapleton
		Title:	President

Date:	June 24, 2011	CRAIG R. STAPLETON

/s/ Craig R. Stapleton
		By:	Craig R. Stapleton

Date:	June 24, 2011	DOROTHY W. STAPLETON

/s/ Craig R. Stapleton
		By:	Craig R. Stapleton, Attorney-in-Fact

Date:	June 24, 2011	WALKER R. STAPLETON

/s/ Craig R. Stapleton
		By:	Craig R. Stapleton, Attorney-in-Fact

Date:	June 24, 2011	WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST

/s/ Craig R. Stapleton
		By:	Craig R. Stapleton, Attorney-in-Fact